30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

March 31, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

Re:          CommerceHub, Inc., Registration Statement on Form S-1

On behalf of our client, CommerceHub, Inc. (“CommerceHub”), a wholly-owned subsidiary of Liberty Interactive Corporation (“Liberty”), we enclose herewith for filing under the Securities Act of 1933, as amended, CommerceHub’s Registration Statement on Form S-1 (the “Form S-1”) relating to the registration of the issuance of (i) CommerceHub’s Series A common stock, par value $.01 per share, (ii) CommerceHub’s Series B common stock, par value $.01 per share and (iii) CommerceHub’s Series C common stock, par value $.01 per share (together, the “CommerceHub Common Stock”), in connection with Liberty’s contemplated spin-off of CommerceHub (the “Spin-Off”).

The board of directors of Liberty has determined to spin off CommerceHub by distributing, as a dividend, the CommerceHub Common Stock to the holders of Liberty’s Series A Liberty Ventures common stock and Series B Liberty Ventures common stock.  If all conditions to the Spin-Off are satisfied or waived by the board of directors of Liberty in its sole discretion, at 5:00 p.m., New York City time, on a date to be determined by the board of directors of Liberty, (i) holders of Liberty’s Series A Liberty Ventures common stock as of a record date and time to be determined by the board of directors of Liberty (the “record date”) will receive shares of CommerceHub’s Series A common stock and Series C common stock and (ii) holders of Liberty’s Series B Liberty Ventures common stock as of the record date will receive shares of CommerceHub’s Series B common stock and Series C common stock.  More information concerning the Spin-Off and the business and assets (as well as any related liabilities) of CommerceHub following the Spin-Off can be found in the Form S-1 filed herewith.

We have been advised that a filing fee in the amount of $74,603 has been paid in connection with the filing of the Form S-1 by wire transfer from Liberty’s account at U.S. Bank in Denver to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis.  U.S. Bank was instructed to note that CommerceHub’s Central Index Key (CIK) is 0001665658.

Should any questions arise with respect to this filing, please contact the undersigned at Tel: (212) 408-2575, Fax: (212) 259-2575.

Very truly yours,

/s/ Katherine C. Jewell

Katherine C. Jewell

cc:	CommerceHub, Inc.
Douglas Wolfson

KPMG LLP
Mark R. Holtzman